Merrill Lynch, Pierce, Fenner & Smith Incorporated

Goldman, Sachs & Co.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

c/o Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park

New York, NY 10036

c/o Goldman, Sachs & Co.

200 West Street

New York, NY 10282

February 7, 2012

Re:	FX Alliance Inc.
Registration Statement on Form S-1 (File No. 333-176901)

Ms. Jennifer Gowetski

Ms. Angela McHale

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549-3720

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), please be advised that we have distributed approximately 11,863 copies of the Preliminary Prospectus included in the Registration Statement on Form S-1 through 9:00 a.m. EST on February 6, 2012 to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of FX Alliance Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. EST on February 8, 2012, or as soon thereafter as practicable.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

GOLDMAN, SACHS & CO.

CITIGROUP GLOBAL MARKETS INC.

J.P. MORGAN SECURITIES LLC

Acting severally on behalf of themselves and the several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

/s/ Richard A. Diaz
	Name:	Richard A. Diaz
	Title:	Authorized Signatory

By:	GOLDMAN, SACHS & CO.

/s/ Goldman, Sachs & Co.
	By:	Goldman, Sachs & Co.

By:	CITIGROUP GLOBAL MARKETS INC.

/s/ Simon Hewett
	Name:	Simon Hewett
	Title:	Authorized Signatory

By:	J.P. MORGAN SECURITIES LLC

/s/ George Ibrahim
	Name:	George Ibrahim
	Title:	Authorized Signatory